OMB APPROVAL

OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden hours per response	. . . . . . . . . . . . . . . 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hoku Scientific, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
434712 10 5
(CUSIP Number)
February 22, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 434712 10 5

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Suntech Power Holdings Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES	5	SOLE VOTING POWER 2,314,815
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,314,815
PERSON WITH:	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,314,815
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC-CO

Page 2 of 7 Pages

CUSIP No. 434712 10 5

Item 1(a).	Name of Issuer:
Hoku Scientific, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1075 Opakapaka Street, Kapolei, HI 96707

Item 2(a).	Name of Person Filing:

Suntech Power Holdings Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

17-6 Changjiang South Road, New District Wuxi, Jiangsu Provin F4 214028

Item 2(c).	Citizenship:

Cayman Islands

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

434712 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership (as of February 22, 2008)

(a)	Amount Beneficially Owned: 2,314,815

(b)	Percent of Class: 11.7%

Page 3 of 7 Pages

CUSIP No. 434712 10 5

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,314,815

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 2,314,815

(iv)	shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquiredthe Security Being Reported on By the Parent Holding Company.

See attached Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 29, 2008
Date

SUNTECH POWER HOLDINGS, CO., LTD.

/s/ Cindy Shao
Vice President

Page 5 of 7 Pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Item 7 Information

Page 6 of 7 Pages

EXHIBIT 99.1

ITEM 7 INFORMATION

        These securities being reported on by Suntech Power Holdings Co., Ltd. are owned directly by Suntech Power International Co. Ltd., which is a wholly owned subsidiary of Suntech Power (Cyprus) Co., Ltd., which is a wholly owned subsidiary of Power Solar System Co., Ltd., which is a wholly owned subsidiary of Suntech Power Holdings Co., Ltd.

Page 7 of 7 Pages